Exhibit 4.88

Summary of the Second Amendment to Rural Partnership Agreement, entered into on April 16, 2020, in connection with Fazenda Serra Grande.

Parties: Brasilagro Companhia Brasileira de Propriedades Agrícolas, as the company interested in entering a rural partnership with and Irineu Parcianello and Haidê Parcianello, as the owners of the land.

Purpose:  Amend the Rural Partnership Agreement, entered into on December 26, 2019, and amended on April 16, 2020, in connection with the possession and exploitation of 5,473 arable hectares of Fazenda Serra Grande, in order to (i) formalize the financial settlement of R$250,480.00 to Irineu Parcianello and Haidê Parcianello, regarding the parties debits and credits; (ii) extend the partnership area in additional 540 arable hectares, consolidating the arable area in 6,013 hectares; (iii) reduce and consolidate Irineu Parcianello and Haidê Parcianello quota prefixing in 8,0 bags of soybeans per arable hectare; (iv) grant a new area of 1,078 arable hectares until June 30, 2022; (v) include terms and conditions concerning soy pickup logistics in Fazenda Serra Grande; and (vi) grant availability of Fazenda Serra Grande structure for Brasilagro Companhia Brasileira de Propriedades Agrícolas field employees.